SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Qualstar Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74758R208

(CUSIP Number)

Steven N. Bronson

BKF Capital Group, Inc.

BKF Asset Holdings, Inc.

31248 Oak Crest Drive, Suite 110

Westlake Village, California 91361

(805) 583-7744

with a copy to:

Stubbs Alderton & Markiles, LLP

15260 Ventura Blvd., 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

Attention: Jonathan Friedman

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.l3d-l(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74758R208	Page 1 of 5
1	Name of reporting person I.R.S. identification number (entity only) Steven N. Bronson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares	7	Sole voting power 126,284
beneficially owned by each	8	Shared voting power 548,085
reporting person with:	9	Sole dispositive power 126,284
	10	Shared dispositive power 548,085
11	Aggregate amount beneficially owned by each reporting person 674,369
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 31.24%
14	Type of reporting person IN

CUSIP No. 74758R208	Page 2 of 5
1	Name of reporting person I.R.S. identification number (entity only) BKF Capital Group, Inc. EIN 36-0767530
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares	7	Sole voting power 0
beneficially owned by each	8	Shared voting power 548,085
reporting person with:	9	Sole dispositive power 0
	10	Shared dispositive power 548,085
11	Aggregate amount beneficially owned by each reporting person 548,085
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.84%
14	Type of reporting person CO

CUSIP No. 74758R208	Page 3 of 5
1	Name of reporting person I.R.S. identification number (entity only) BKF Asset Holdings, Inc. EIN 90-0941288
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares	7	Sole voting power 548,085
beneficially owned by each	8	Shared voting power 0
reporting person with:	9	Sole dispositive power 548,085
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 548,085
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.84%
14	Type of reporting person CO

This Amendment No. 16 (“Amendment No. 16”) amends and supplements the statement on Schedule 13D filed by Steven N. Bronson (“Mr. Bronson”), BKF Capital Group, Inc. (“BKF Capital”) and BKF Asset Holdings, Inc. (“BKF AH” and together with Mr. Bronson and BKF Capital, the “Reporting Persons”) on January 3, 2011, as amended and supplemented through the date hereof (as so amended and supplemented, the “Schedule 13D”), with respect to the shares of common stock, no par value per share (the “Common Stock”) of Qualstar Corporation, a California corporation, with its principal offices located at 130 West Cochran Street, Unit C, Simi Valley, CA 93065 (the “Issuer” or “Qualstar”). Except as expressly amended by this Amendment No. 16, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 16 is to report an increase in the percentage of the Reporting Persons’ beneficial ownership of shares of Common Stock as a result of the award to Mr. Bronson of an option to purchase 100,000 shares of Common Stock on August 3, 2017, as described in this Amendment No. 16. This Amendment No. 16 also reflects a one-for-six reverse stock split of the Issuer’s Common Stock which became effective on June 14, 2016.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Qualstar Corporation, a California corporation, with its principal offices located at 130 West Cochran Street, Unit C, Simi Valley, CA 93065.

Item 2. Identity and Background.

(a) This Amendment No. 16 is filed on behalf of Mr. Bronson, BKF Capital and BKF AH.

(b) The business address of Mr. Bronson, BKF Capital and BKF AH is 31248 Oak Crest Drive, Suite 110, Westlake Village, CA 91361.

(c) Mr. Bronson is the CEO of Qualstar. Mr. Bronson is also the Chairman, CEO and majority shareholder of BKF Capital, a publicly traded corporation. BKF AH is a wholly owned subsidiary of BKF Capital.

(d) During the last five years Mr. Bronson, BKF Capital and BKF AH have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Bronson, BKF Capital and BKF AH have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bronson is a citizen of the United States of America. BKF Capital and BKF AH are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On August 3, 2017, Mr. Bronson was awarded an option to purchase 100,000 shares of Common Stock. The option is immediately exercisable at an exercise price of $7.08 per share, has a term of ten years and was granted pursuant to the Issuer’s 2017 Stock Option and Incentive Plan.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes and may make further purchases or sales of shares of Common Stock through open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5. Interest in Securities of the Issuer.

(a) BKF AH beneficially owns an aggregate of 548,085 shares of Common Stock, all of which are held directly by BKH AH, representing approximately 26.84% of the total shares of Common Stock deemed outstanding. BKF Capital beneficially owns an aggregate of 548,085 shares of Common Stock, all of which are held indirectly through BKF AH, representing approximately 26.84% of the total shares of Common Stock deemed outstanding. Mr. Bronson is the Chairman, CEO and majority shareholder of BKF Capital and thus may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson beneficially owns an additional 126,284 shares of Common Stock (which consists of 9,617 shares of Common Stock and fully-vested options to acquire 116,667 shares of Common Stock). Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 674,369 shares of Common Stock, representing approximately 31.24% of the total shares of Common Stock deemed outstanding.

(b) The information set forth in rows 7 through 10 of the cover pages attached hereto are incorporated herein by reference.

(c) The information in Item 3 is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.      Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2017

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President

BKF Asset Holdings, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President